UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SAFEGUARD SCIENTIFICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% Convertible Senior Subordinated Notes due March 2024
(Title of Class of Securities)

786449 AG3
(CUSIP Number of Class of Securities)

Brian J. Sisko, Esq.
Senior Vice President and General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087
(610) 293-0600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Justin W. Chairman, Esq.
Richard B. Aldridge, Esq.
Morgan, Lewis, & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$31,289,000	$3,633

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 2.625% Convertible Senior Subordinated Notes due March 2024 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of February 18, 2011, there were $31,289,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $31,300,407.45, including accrued and unpaid interest but excluding certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2011, equals $116.10 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,633
Form or Registration No.:	SC TO-I — 005-19574
Filing party:	Safeguard Scientifics, Inc.
Date filed:	February 18, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

INTRODUCTORY STATEMENT
This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Safeguard Scientifics, Inc. (the “Company”) with respect to the right of each holder of the Company’s 2.625% Convertible Senior Subordinated Notes due March 2024 (the “Securities”) to sell and the obligation of the Company to repurchase the Securities as set forth in the Company Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due March 2024, dated February 18, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions to the extent set forth herein, and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 4.
Pursuant to the terms of the Notes and the Indenture governing the Notes, the Company was obligated, at the Holder’s option, to repurchase all Notes validly surrendered for repurchase and not withdrawn prior to March 21, 2011 (the “Repurchase Date”). The Company was advised by U.S. Bank, National Association, as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount at maturity of $30,848,000 were validly surrendered and not withdrawn prior to the Repurchase Date, which was 5:00 p.m., New York City time, on Monday, March 21, 2011. The Company has accepted for repurchase all such Notes. The repurchase price of the Notes surrendered pursuant to the Put Option was equal to 100% of the principal amount of the outstanding Notes (the “Repurchase Price”), plus any accrued and unpaid interest thereon to, but excluding, the Repurchase Date. Accordingly, the aggregate Repurchase Price for all of the Notes validly tendered for repurchase pursuant to the Put Option was $30,848,000, plus $11,246.67 in accrued and unpaid interest. The Company has delivered the aggregate purchase price and interest due for the accepted Notes to the Paying Agent for distribution to the Holders. Following the Company’s repurchase of the Notes pursuant to the Put Option, $441,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.
(a)(1)(A) Issuer Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due March 2024, dated February 18, 2011.*

(a)(1)(B)	Form W-9.*

(a)(5)	Press release issued by the Company on February 18, 2011.*

(b)	Not applicable

(c)	Not applicable
(d) Indenture, dated as of February 18, 2004, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Safeguard Scientifics, Inc.

By:	BRIAN J. SISKO Brian J. Sisko
Senior Vice President and General Counsel

Date:	March 22, 2011

INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)	Issuer Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due March 2024, dated February 18, 2011.*

Exhibit 99(a)(1)(B)	Form W-9.*

Exhibit 99(a)(5)	Press release issued by the Company on February 18, 2011.*

Exhibit 99(d)
Indenture, dated as of February 18, 2004, between the Company, as issuer, and Wachovia Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on March 15, 2004.

*	Previously filed.